				Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest charges	$59,882	$70,479	$85,250	$80,197	$106,163
Interest applicable to rentals	2,299	2,356	3,572	2,760	3,069

Total fixed charges, as defined	62,181	72,835	88,822	82,957	109,232

Earnings as defined:
Net Income	$48,916	$54,137	$58,921	$57,895	$66,474
Add:
Income Taxes	17,192	27,325	36,249	28,118	34,282
Fixed charges as above	62,181	72,835	88,822	82,957	109,232

Total earnings, as defined	$128,289	$154,297	$183,992	$168,970	$209,988

Ratio of earnings to fixed charges, as defined	2.06	2.12	2.07	2.04	1.92